P.E. 1/31/02

[redacted]

02013409

1128173

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

ALTO PALERMO S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, Piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of bondholder meetings held on January 31, 2002, filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on February 1, 2002 and the Notice for Request of Consent sent by the Company to the bondholders on January 25, 2002, the Form of Consent executed by the bondholders and the English translation of the form of Consent.

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 43,500,000 (THE "SERIES 02 NOTES")

First Point:

It was unanimously approved by Banca Nazionale del Lavoro, HSBC Bank S.A. and Banco Sudameris S.A. the designation of the representatives of the bondholders Banco Sudameris and HSBC to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on December 28, 2001 and ending on January 31, 2002 until March 27, 2002 and the capitalization of such interest corresponding to the Series 02 Notes.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on December 28, 2001 and ending on January 31, 2002 and the extension of the maturity until March 27, 2002.

Third Point:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on January 31, 2002 and ending on March 27, 2002, establishing an annual fixed interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the new interest rate applicable to the Interest Period beginning on December 28, 2001 and ending on January 31, 2002 and the extension of the maturity until March 27, 2002.

Fourth Point:

It was unanimously approved to ratify the consents given by each of the bondholders on January 30, 2002 to the amendments of the terms and conditions of the Series 02 Notes which are attached to this minute and to ratify the new Amendment to the Second Supplemental Indenture and the amendment to the Global Note.

January 25, 2002

IRSA Inversiones y Representaciones Sociedad Anónima (the "Company")

U.S.$43,500,000 Series 02 Floating Rate Notes due 2002 (the "Notes")

Regulation S Global Note: CUSIP Number 45004PAA3

Notice of Request for Consents

The Company hereby requests the consent of each of the holders of the Notes (each a "**Holder**", and together, the "**Holders**") to amend the terms and conditions of the Notes to change (i) the Maturity Date set forth in the Section of the Notes titled "**Certain Defined Terms**" for the repayment of the principal amount of the Notes from January 31, 2002 to March 27, 2002 and (ii) the Indebtedness to Consolidated EBITDA ratio set forth in subsection (q) in the Section of the Notes titled "**Covenants**", so that it shall read "The Company will not permit at any time the ratio of Indebtedness of the Company at each Calculation Date to Consolidated EBITDA of the Company for the Calculation Period ending on such Calculation Date to exceed 6.50 to 1".

Capitalized terms used in this notice and not otherwise defined herein shall have the meaning assigned to them in the Notes.

By expressing its consent to the aforementioned amendments, the Holder will be deemed to have:

- agreed that during the period from January 31, 2002 to March 27, 2002 (the "**Extended Period**"), which shall for all purposes be considered a new interest period, interest will be payable on the Notes at the interest rate calculated utilizing the same methodology set forth in the Notes and the interest amount payable for the Extended Period shall be calculated utilizing the same methodology set forth in the Notes (for the avoidance of doubt, the record date for identifying the Person entitled to receive the interest payable on the Notes with respect to the Extended Period shall be determined utilizing the same methodology set forth in the Notes);

- agreed that the record date and methodology for determining the Person entitled to give the consent to the aforementioned amendments shall be the Person in whose name the Note is registered on the close of business on January 25, 2002;

- agreed that the Company will be making payments under the Notes in respect of the Interest Period ending on January 31, 2002 directly to each of the Holders, and consequently, neither The Bank of New York nor DTC should expect payment of such amounts which will be collected directly by the Holders outside the clearing systems;

- waived, to the fullest extent permitted by applicable law, any and all notice and meetings of Holders requirements provided for by the Notes and/or the Second Supplemental Indenture for purposes of giving effect to the aforementioned amendments requested by the Company; and

- authorized each of The Bank of New York and Banco Río de la Plata S.A., to execute the Second Amendment to the Second Supplemental Indenture to effect the aforementioned amendments (a copy of such document will be provided upon request).

Each Holder is requested to give its consent as soon as reasonably practicable but in any event not later than 5:00 pm, New York City time, on January 29, 2002 (the "**Expiration Date**"), which date the Company may extend in its discretion. The consent shall be irrevocable, but the effectiveness of the aforementioned amendments is conditioned upon the receipt of consents to the aforementioned amendments from 100% of the Holders of the Notes (the "**Requisite Consents**").

Each Holder is requested to transmit its consent through its DTC participant, and such DTC participant shall transmit the consent via facsimile to Thomas Tabor at The Bank of New York, fax number: 212-235-2530/2534, telephone number: 212-235-2349, by the Expiration Date, utilizing the Form of Consent set forth below.

The Bank of New York will promptly notify the Company of the receipt of the Requisite Consents.

FORM OF CONSENT

January [•], 2002

The Bank of New York ("**BONY**")
Attention: Thomas Tabor
Fax No.: 212-235-2530/2534
Telephone No.: 212-235-2349

Re: **IRSA Inversiones y Representaciones Sociedad Anónima (the "Company") U.S.$43,500,000 Series 02 Floating Rate Notes due 2002 (the "Notes")**

Regulation S Global Note: CUSIP Number 45004PAA3

UNDERSIGNED'S INFORMATION:

Please include the aggregate principal amount of Notes held:

Regulation S Global Note: CUSIP Number 45004PAA3
U.S.$________________ Aggregate Principal Amount Held

DTC Participant Number: ______________

The undersigned hereby (i) certifies that it is the holder of the aggregate principal amount of Notes indicated above and (ii) grants its consent with respect to all such aggregate principal amount of Notes held by the undersigned to the amendments requested by the Company in its Notice of Request for Consents dated January 25, 2002 (the "**Notice of Request**"); *provided, however*, that the effectiveness of the aforementioned consent shall be subject to the conditions set forth in the Notice of Request.

Very truly yours,

By:____________________
Name:
Title:

BNL

Banca Nazionale del Lavoro

CAJA DE VALORES S.A.
ATENCION AL CLIENTE
00003 30 ENE 02 12 56
A REVISAR

Buenos Aires, 29 de enero de 2002

Señores
Caja de Valores
Atención: Severo Ignacio Rizzo
Gerente de Operaciones
Presente

Ref.: Solicitud de consentimiento de ON IRSA Serie 2, Vto. 2002 CUSIP45004PAA3 Código de CVSA 6245.

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a Uds. con el fin de comunicarles nuestro consentimiento a todos los puntos expresados en la solicitud de IRSA de fecha 25 de enero de 2002 remitida a esta entidad por The Bank of New York, la cual se anexa a vuestra carta de fecha 29 de enero de 2002.

Adicionalmente, y de acuerdo a lo solicitado en la referida carta, les informamos:

- Nº de Depositante: 558
- Nº de Comitente: 4
- Valor Nominal: 22.000.000
- Código CUSIP: 4500PAA3
- Código Caja de Valores: 6245

Sin otro particular, saludamos a Uds. atentamente.

ALFREDO F. HERNANDEZ
JEFE DE TITULOS

MAURO MAZZARELLI
GERENTE DE COMERCIO EXTERIOR

CAJA DE
VALORES

Buenos Aires, 29 de Enero de 2002

Señores
Banca Nazionale del Lavoro
Florida 40 Piso 4
Capital

ATTN: Sra. Rosario Jonas Mackinlay

Ref: Solicitud de consentimiento de ON IRSA Serie 2 Vto. 2002 CUSIP 45004PAA3
Código de CVSA 6245

Tengo el agrado de dirigirme a Uds. a efectos de comunicarles que la Central de Clearing Internacional DTCC ha informado a esta Caja de Valores, que IRSA, está solicitando a los tenedores que presten su consentimiento para los puntos detallados en la carta que se adjunta, remitida a nosotros por The Bank of New York.

Los tenedores que deseen prestar su consentimiento deberán notificar a este Sector no más del 30 de Enero de 2002 hasta las 11:00 horas , por carta, informando número de depositante y comitente, valor nominal, código CUSIP y código de especie.

Asimismo, notifico a Ud. que ante la falta de presentación de dichas instrucciones, CVSA no tomará ningún tipo de acción ante esa Central.

Sin otro particular aprovecho la oportunidad para saludarlo con atenta consideración.

Walter Escudero
Subgerente de Operaciones

IRSA

January 25, 2002

IRSA Inversiones y Representaciones Sociedad Anónima (the "Company")

U.S.$43,500,000 Series 02 Floating Rate Notes due 2002 (the "Notes")

Regulation S Global Note: CUSIP Number 45004PAA3

Notice of Request for Consents

The Company hereby requests the consent of each of the holders of the Notes (each a "**Holder**", and together, the "**Holders**") to amend the terms and conditions of the Notes to change (i) the Maturity Date set forth in the Section of the Notes titled "**Certain Defined Terms**" for the repayment of the principal amount of the Notes from January 31, 2002 to March 27, 2002 and (ii) the Indebtedness to Consolidated EBITDA ratio set forth in subsection (q) in the Section of the Notes titled "**Covenants**", so that it shall read "The Company will not permit at any time the ratio of Indebtedness of the Company at each Calculation Date to Consolidated EBITDA of the Company for the Calculation Period ending on such Calculation Date to exceed 6.50 to 1".

Capitalized terms used in this notice and not otherwise defined herein shall have the meaning assigned to them in the Notes.

By expressing its consent to the aforementioned amendments, the Holder will be deemed to have:

- agreed that during the period from January 31, 2002 to March 27, 2002 (the "**Extended Period**"), which shall for all purposes be considered a new interest period, interest will be payable on the Notes at the interest rate calculated utilizing the same methodology set forth in the Notes and the interest amount payable for the Extended Period shall be calculated utilizing the same methodology set forth in the Notes (for the avoidance of doubt, the record date for identifying the Person entitled to receive the interest payable on the Notes with respect to the Extended Period shall be determined utilizing the same methodology set forth in the Notes);
- agreed that the record date and methodology for determining the Person entitled to give the consent to the aforementioned amendments shall be the Person in whose name the Note is registered on the close of business on January 25, 2002;

Tel.: 54-1-323-7555
Fax: 54-1-323-7597
IRSA INVERSIONES Y REPRESENTACIONES S.A.
Bolivar 108 Primer Piso (1066) Buenos Aires
http://www.irsa.com

IRSA

- agreed that the Company will be making payments under the Notes in respect of the Interest Period ending on January 31, 2002 directly to each of the Holders, and consequently, neither The Bank of New York nor DTC should expect payment of such amounts which will be collected directly by the Holders outside the clearing systems;

- waived, to the fullest extent permitted by applicable law, any and all notice and meetings of Holders requirements provided for by the Notes and/or the Second Supplemental Indenture for purposes of giving effect to the aforementioned amendments requested by the Company; and

- authorized each of The Bank of New York and Banco Rio de la Plata S.A., to execute the Second Amendment to the Second Supplemental Indenture to effect the aforementioned amendments (a copy of such document will be provided upon request).

Each Holder is requested to give its consent as soon as reasonably practicable but in any event not later than 5:00 pm, New York City time, on January 29, 2002 (the "**Expiration Date**"), which date the Company may extend in its discretion. The consent shall be irrevocable, but the effectiveness of the aforementioned amendments is conditioned upon the receipt of consents to the aforementioned amendments from 100% of the Holders of the Notes (the "**Requisite Consents**").

Each Holder is requested to transmit its consent through its DTC participant, and such DTC participant shall transmit the consent via facsimile to Thomas Tabor at The Bank of New York, fax number: 212-235-2530/2534, telephone number: 212-235-2349, by the Expiration Date, utilizing the Form of Consent set forth below.

The Bank of New York will promptly notify the Company of the receipt of the Requisite Consents.

Very truly yours,

By: [signature]

Name: Daniela Bullrich

Title: Officer – Head of Capital Markets

Buenos Aires, 29 de enero de 2002

Señores
Caja de Valores S.A.
At. Severo Ignacio Rizzo
Gerente de Operaciones
Presente

Ref: Solicitud de consentimiento de ON IRSA Serie 2, Vto. 2002 CUSIP 45004PAA3 Código de CVSA 6245.

De nuestra mayor consideración

Tenemos el agrado de dirigirnos a Uds. con el fin de comunicarles nuestro consentimiento a todos los puntos expresados en la solicitud de IRSA de fecha 25 de enero de 2002 remitida a esta entidad por The Bank of New York, la cual se anexa a vuestra carta de fecha 29 de enero de 2002.

Adicionalmente y de acuerdo a lo solicitado en la referida carta, les informamos.

Nro. de Depositante:	**1130**
Nro. de Comitente:	**16970**
Valor nominal:	**6.500.000.-**
Código Cusip:	**45004PAA3**
Código CVSA:	**6245**

Sin otro particular, saludamos a Uds. atentamente.

BANCO SUDAMERIS ARGENTINA S.A.

COPIA

JOSE DI MIGLIO
COORDINACION ADMINISTRATIVA

30 ENE 02

C.V.S.A.

HORACIO A. CURTIÑAS
GERENTE DE AREA

MARTIN TROTTA
OFICIAL DE NEGOCIOS

CAJA DE VALORES

Buenos Aires, 29 de Enero de 2002

Señores
Banco Sudameris
Corrientes 629 Piso 2
Capital

ATTN: Sr. Miguel Angel Villamayor

Ref: Solicitud de consentimiento de ON IRSA Serie 2 Vto. 2002 CUSIP 45004PAA3
Código de CVSA 6245

Tengo el agrado de dirigirme a Uds. a efectos de comunicarles que la Central de Clearing Internacional DTCC ha informado a esta Caja de Valores, que IRSA, está solicitando a los tenedores que presten su consentimiento para los puntos detallados en la carta que se adjunta, remitida a nosotros por The Bank of New York.

Los tenedores que deseen prestar su consentimiento deberán notificar a este Sector no más del 30 de Enero de 2002 hasta las 11:00 horas , por carta, informando número de depositante y comitente, valor nominal, código CUSIP y código de especie.

Asimismo, notifico a Ud. que ante la falta de presentación de dichas instrucciones, CVSA no tomará ningún tipo de acción ante esa Central.

Sin otro particular aprovecho la oportunidad para saludarlo con atenta consideración.

Walter Escudero
Subgerente de Operaciones

IRSA

January 25, 2002

IRSA Inversiones y Representaciones Sociedad Anónima (the "Company")

U.S.$43,500,000 Series 02 Floating Rate Notes due 2002 (the "Notes")

Regulation S Global Note: CUSIP Number 45004PAA3

Notice of Request for Consents

The Company hereby requests the consent of each of the holders of the Notes (each a "**Holder**", and together, the "**Holders**") to amend the terms and conditions of the Notes to change (i) the Maturity Date set forth in the Section of the Notes titled "**Certain Defined Terms**" for the repayment of the principal amount of the Notes from January 31, 2002 to March 27, 2002 and (ii) the Indebtedness to Consolidated EBITDA ratio set forth in subsection (q) in the Section of the Notes titled "**Covenants**", so that it shall read "The Company will not permit at any time the ratio of Indebtedness of the Company at each Calculation Date to Consolidated EBITDA of the Company for the Calculation Period ending on such Calculation Date to exceed 6.50 to 1".

Capitalized terms used in this notice and not otherwise defined herein shall have the meaning assigned to them in the Notes.

By expressing its consent to the aforementioned amendments, the Holder will be deemed to have:-

- agreed that during the period from January 31, 2002 to March 27, 2002 (the "**Extended Period**"), which shall for all purposes be considered a new interest period, interest will be payable on the Notes at the interest rate calculated utilizing the same methodology set forth in the Notes and the interest amount payable for the Extended Period shall be calculated utilizing the same methodology set forth in the Notes (for the avoidance of doubt, the record date for identifying the Person entitled to receive the interest payable on the Notes with respect to the Extended Period shall be determined utilizing the same methodology set forth in the Notes);
- agreed that the record date and methodology for determining the Person entitled to give the consent to the aforementioned amendments shall be the Person in whose name the Note is registered on the close of business on January 25, 2002;

Tel.: 54-1-323-7555 IRSA INVERSIONES Y REPRESENTACIONES S.A.
Fax: 54-1-323-7597 Bolivar 108 Primer Piso (1066) Buenos Aires
e-mail: irsa@irsa.com http://www.irsa.com

IRSA

- agreed that the Company will be making payments under the Notes in respect of the Interest Period ending on January 31, 2002 directly to each of the Holders, and consequently, neither The Bank of New York nor DTC should expect payment of such amounts which will be collected directly by the Holders outside the clearing systems;

- waived, to the fullest extent permitted by applicable law, any and all notice and meetings of Holders requirements provided for by the Notes and/or the Second Supplemental Indenture for purposes of giving effect to the aforementioned amendments requested by the Company; and

- authorized each of The Bank of New York and Banco Rio de la Plata S.A., to execute the Second Amendment to the Second Supplemental Indenture to effect the aforementioned amendments (a copy of such document will be provided upon request).

Each Holder is requested to give its consent as soon as reasonably practicable but in any event not later than 5:00 pm, New York City time, on January 29, 2002 (the "Expiration Date"), which date the Company may extend in its discretion. The consent shall be irrevocable, but the effectiveness of the aforementioned amendments is conditioned upon the receipt of consents to the aforementioned amendments from 100% of the Holders of the Notes (the "Requisite Consents").

Each Holder is requested to transmit its consent through its DTC participant, and such DTC participant shall transmit the consent via facsimile to Thomas Tabor at The Bank of New York, fax number: 212-235-2530/2534, telephone number: 212-235-2349, by the Expiration Date, utilizing the Form of Consent set forth below.

The Bank of New York will promptly notify the Company of the receipt of the Requisite Consents.

Very truly yours,

By: [signature]

Name: Daniela Bullrich

Title: Officer – Head of Capital Markets

Tel.: 54-1-323-7555
Fax: 54-1-323-7597
e-mail: irsa@irsa.com

IRSA INVERSIONES Y REPRESENTACIONES S.A.
Bolivar 108 Primer Piso (1066) Buenos Aires
http://www.irsa.com

HSBC

CAJA DE VALORES S.A.
ATENCION AL CLIENTE
21469 30.ENE 02 17:12
A REVISAR

Buenos Aires, 30 de Enero de 2002

ALFREDO R. GARCIA TREBLIA (448)

Señores
Caja de Valores
Atención: Severo Ignacio Rizzo
Gerente de Operaciones
Presente

Ref.: Solicitud de consentimiento de ON IRSA Serie 2, Vto. 2002
CUSIP45004PAA3
Código de CVSA 6245.

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a Uds. con el fin de comunicarles nuestro consentimiento a todos los puntos expresados en la solicitud de IRSA de fecha 25 de enero de 2002 remitida a esta entidad por The Bank of New York, la cual se anexa a vuestra carta de fecha 29 de enero de 2002.

Adicionalmente, y de acuerdo a lo solicitado en vuestra carta del día de la fecha les informamos:

- N° de Depositante: 539
- N° de Comitente: 6197651
- Valor Nominal: 15.000.000
- Código CUSIP: 45004PAA3
- Código Caja de Valores: 6245

Sin otro particular, saludamos a Uds. atentamente.

ALFREDO R. GARCIA TREBLIA (448)

MARTIN DOFFO
TREASURY OPERATIONS

RICARDO HERRERO ANZORENA
Senior Vice President
Corporate Banking